Exhibit 99.1

BAYTEX ENHANCES GAS CONSERVATION STRATEGY AND ENTERS INTO MULTI-YEAR GAS SUPPLY AGREEMENT WITH KINETICOR

CALGARY, ALBERTA (July 20, 2016) – Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) is pleased to announce a multi-year natural gas supply agreement with a subsidiary of Kineticor Resources Corp. (“KRC”) to support KRC’s proposed 100MW power project in Peace River, Alberta (the “Project”). This is the largest of two gas-to-power initiatives we have concluded to support our gas conservation strategy in Peace River.

James Bowzer, Chief Executive Officer, said “Baytex’s gas conservation strategy in Peace River is achieving industry leading environmental performance results. This strategy integrates the use of gas gathering, underground gas storage and power generation to maximize the use of solution gas and significantly reduce flaring and fugitive emissions.”

Once constructed, the Project will allow us to reduce flaring and achieve our gas conservation targets in the region. To-date, we have invested more than $100 million in infrastructure to manage and reduce the emissions from our heavy oil operations in Peace River. Our integrated approach to emissions management includes vapour recovery, pipelines, compressors, gas storage and air monitoring.

The Project will convert solution gas into electrical energy to be sold directly into the Alberta power market. At 100MW, the Project will generate electricity sufficient to meet the needs of nearly 90,000 homes in Alberta. The Project, which is subject to regulatory and environmental approval and KRC financing, is expected to be operational in the second half of 2017.

The Alberta Climate Leadership Plan has identified emissions from direct venting, fugitive emissions and flaring as the largest source of methane emissions in Alberta today. Baytex has led by example with its integrated gas conservation strategy in Peace River. Today’s announcement reconfirms Baytex’s leadership and commitment to our gas conservation strategy for our Peace River operations.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). Specifically, this press release contains forward-looking statements relating to: our plans to supply natural gas to the Project; the results of our gas conservation strategy; our ability to reduce flaring and achieve gas conservation targets; the amount of electricity the Project will generate; and when the Project will be operational. The forward-looking statements contained in this press release speak only as of its date and are expressly qualified by this cautionary statement.

These forward-looking statements are based on certain key assumptions regarding, among other things, the receipt, in a timely manner, of regulatory and other required approvals for the Project, KRC obtaining financing for the Project and the Project being constructed and subsequently operating as expected. Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: uncertainties pertaining to Project commencement, construction and completion, Project investors (debt and equity), operating performance, regulatory parameters, oil and gas

Baytex Energy Corp.
Press Release – July 20, 2016

industry conditions and the electrical energy market. A further discussion of the risks and uncertainties facing Baytex are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2015, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Corp.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 78% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Investor Inquiries
Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com

Media Inquiries
Andrew Loosley, Director, Stakeholder & Community Relations

Toll Free Number: 1-800-524-5521
Email: media@baytexenergy.com